UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 6, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated March 11, 2009 entitled ‘Vodafone’s Music Catalogue Switches to Digital Rights Management Free MP3 format from Universal Music, Sony Music and EMI on Mobile and PC’

2.	A news release dated March 18, 2009 entitled ‘Vodafone Launches Standard Global Performance Guarantees for Multinational Customers’

3.	A news release dated March 20, 2009 entitled ‘Vodafone and Tango Sign Strategic Partnership in Luxembourg’

4.	A news release dated March 23, 2009 entitled ‘Telefonica and Vodafone Announce Milestone Pan European Collaboration’

5.	A news release dated March 25, 2009 entitled ‘Vodafone and DTAC Sign Strategic Partnership’

6.	A news release dated March 30, 2009 entitled ‘Vodafone UK Re-Brands Central telecom to Drive Unified Communications’

7.	Stock Exchange Announcement dated February 27, 2009 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

8.	Stock Exchange Announcement dated March 4, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated March 5, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated March 11, 2009 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated March 16, 2009 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated March 18, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

13.	Stock Exchange Announcement dated March 20, 2009 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated March 23, 2009 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated March 24, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

16.	Stock Exchange Announcement dated March 24, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

17.	Stock Exchange Announcement dated March 25, 2009 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated March 31, 2009 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

 11 March 2009

VODAFONE’S MUSIC CATALOGUE SWITCHES TO

DIGITAL RIGHTS MANAGEMENT FREE MP3 FORMAT

FROM UNIVERSAL MUSIC, SONY MUSIC AND EMI ON MOBILE AND PC

 •                                      First global mobile network operator to offer DRM free music across both mobile phones and PCs

 •                                      Customers are free to play their downloaded music on any of their digital devices

 •                                      Over a million tracks to choose from including a huge selection of today’s top artists such as Britney Spears, Coldplay, Duffy, Lady Gaga, Lily Allen and The Fray

Vodafone announces today that it has signed deals with the world’s largest record companies Universal Music Group, Sony Music Entertainment and EMI Music to offer their tracks and albums DRM free (without digital rights management) across Vodafone markets for both mobile phones and PCs.

The new deals are the first of their kind for a mobile network operator enabling dual delivery of DRM free music to a wide range of mobile phones and PCs with no need to sideload or synchronize. With over a million tracks available from every music genre, for the first time customers will be able to play and enjoy music bought from these three labels via the Vodafone Music store* without any limit to the type of device provided they belong to the customer.

In addition, those customers who have already bought tracks or albums from Universal Music, Sony Music or EMI in WMA format (with DRM) will be able to upgrade them to MP3 at no extra charge within the existing download allowance.  DRM free music will be available through a number of Vodafone countries by the summer and will complement Vodafone’s current music offerings.

“Music is central to many of our customers’ lives,” said Pieter Knook, Vodafone Internet Services Director.  “By Vodafone pioneering DRM free on mobile and offering MP3s on PC, they will now have the freedom to download tracks from their favourite artists without any device restrictions allowing them to experience their music however they want it, wherever they are.”

“Vodafone has been a business partner of Universal Music for six years,” said Rob Wells, SVP, Digital, at Universal Music Group International.  “This new deal shows how serious Vodafone is about music, and opens up new opportunities for both companies - but, more importantly, for consumers and artists.”

 “We are thrilled that this agreement will provide Vodafone’s millions of customers in Europe with access to music by our popular local artists and global superstars,” commented Thomas Hesse, President, Global Digital Business, U.S. Sales, Corporate Strategy, Sony Music Entertainment. “Vodafone’s convenient mobile and PC solution gives fans another great way to integrate music into their daily lives and forge an even stronger connection with the artists they love.”

“EMI has long been a proponent of DRM free music because of the benefits it brings to fans and so we are very supportive of this initiative from Vodafone,” said Douglas Merrill, EMI Music’s COO of New Music and President, Digital Business. “With its international reach and commitment to music, Vodafone is taking a major step forward for our industry by offering consumers more flexibility and choice.”

- ends -

For further information please contact:

Vodafone Group

Media Relations

Tel: 00 44 1635 664444

Notes to Editors:

* Vodafone Music store is powered by RealNetworks.

DRM free services will be available in Germany, Italy, UK, Spain and New Zealand by the summer. Australia, Czech Republic, Greece, Hungary, India, Ireland, Malta, Netherlands, Portugal, Romania, South Africa, Turkey will follow in due course, along with services provided via Vodafone’s partner networks in Austria, Belgium, Bulgaria, Croatia, Cyprus, Iceland, Slovenia and Switzerland.

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About Universal Music Group

Universal Music Group is the world’s leading music company with wholly owned record operations or licensees in 77 countries. Its businesses also include Universal Music Publishing Group, the industry’s leading global music publishing operation.

Universal Music Group’s record labels include A&M/Octone, Decca, Deutsche Grammophon, Disa, Emarcy, Fonovisa, Interscope Geffen A&M Records, Island Def Jam Music Group, Lost Highway Records, Machete Music, MCA Nashville, Mercury Nashville, Mercury Records, Philips, Polydor Records, Universal Motown Republic Group, Universal Music Latino, Universal Records South, and Verve Music Group as well as a multitude of record labels owned or distributed by its record company subsidiaries around the world. The Universal Music Group owns the most extensive catalog of music in the industry, which includes the last 100 years of the world’s most popular artists and their recordings. UMG’s catalog is marketed through two distinct divisions, Universal Music Enterprises (in the U.S.) and Universal Strategic Marketing (outside the U.S.). Universal Music Group also includes eLabs, its new media and technologies division; Bravado, its merchandising company; Twenty–First Artists, its full service management division; and Helter Skelter, its live music agency.

Universal Music Group is a unit of Vivendi, a global media and communications company.

About Sony Music Entertainment

Sony Music Entertainment is a global recorded music company with a roster of current artists that includes a broad array of both local artists and international superstars. The company boasts a vast catalog that comprises some of the most important recordings in history. Sony Music Entertainment is a wholly owned subsidiary of Sony Corporation of America.

About EMI

EMI Music is one of the world’s leading music companies, representing artists spanning all musical tastes and genres. Its record labels include Angel, Astralwerks, Blue Note, Capitol, Capitol Nashville, EMI Classics, EMI CMG, EMI Records, EMI Televisa Music, Manhattan, Mute, Parlophone and Virgin.

18 March 2009

VODAFONE LAUNCHES STANDARD GLOBAL PERFORMANCE GUARANTEES
FOR MULTINATIONAL CUSTOMERS

Global service level agreement (SLA) offers:

•                  greater transparency and predictability for multinationals’ communications spend and management

•                  consistent performance levels in managed mobility services in selected countries around the world

Vodafone Global Enterprise – the division of Vodafone which manages the communications needs of the largest multinational companies worldwide – is launching a standard global Service Level Agreement (SLA) to guarantee performance levels across the globe.

As the economic downturn makes multinational enterprises even more reliant on effective communications, the global SLA is designed to give managers greater transparency and predictability.

The SLA will give customers globally consistent and guaranteed performance levels for a range of key communications services including device delivery and incident response, as well as access to reports on network performance and spend management trends across diverse markets.

The first standardised SLA in the mobile industry to cover a multiple country footprint, the initial rollout will include 15 countries, covering 80 per cent of customers’ connections with further expansion determined by demand.

The standard offering, available free of charge for Vodafone’s Global Enterprise customers, includes:

•                       Committed dispatch times for SIM cards and mobile devices

•                       Fault/incident response commitments

•                       Guaranteed handset repair times

•                       Monthly SLA performance reporting

•                       Monthly network performance reporting for voice and data

•                       Proactive notifications of major incidents

•                       Access to a basic version of Vodafone Spend Manager for cost interrogation and control

Customers are able to customise the standard offering for an additional cost to meet specific needs such as:

•                       Enhanced service levels for key executives, business critical functions or mobile workers

•                       A centralised interface for billing enquiry and resolution

The importance of effectively managing corporate communications to an agreed standard on a global scale has never been more critical for multinationals.

The recession is obliging companies to reduce travel costs through deploying more innovative communication solutions. At the same time, modern workforces are becoming less office based, meaning that employees expect to be able to work whenever and wherever they want.

“Recessionary times are a strong catalyst for multinational corporates to take action and reinvent the way they buy and use communications services,” said Nick Jeffery, Director of Vodafone Global Enterprise. “To get the most from their global scale and to simplify their operations, multinational corporates are placing more of their communications services in our hands. The launch of global SLAs recognises the importance of these customers and our commitment to meeting their needs for greater transparency, consistency and predictability.”

“Our customers have told us that there is a need for consistent global service levels in the delivery of devices, performance reporting and incident handling,” said Walter Kok, Director of Customer Service Operations. “We are setting a new industry standard through our commitment to a standardised global SLA, putting the CIOs of multinational corporates firmly in control of their communications services.”

For further information:

Vodafone Group Media Relations:

Tel: +44-1635 664 444

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About Vodafone Global Enterprise

Vodafone Global Enterprise was established in April 2007 and provides managed communications services to many of the world’s leading global companies. It operates across five regions: Northern Europe; Central Europe; Southern Europe; the Americas; Asia Pacific and Africa with teams based in 21 countries across the globe.  Vodafone was positioned by Gartner in the leaders’ quadrant in their ‘Magic Quadrant for Pan-Western European Mobile Service Providers’ report 2008, and Vodafone Global Enterprise won the ‘Best Mobile Enterprise Service’ category at the 2009 Global Mobile Awards at Mobile World Congress. www.vodafone.com/globalenterprise

20 March 2009

VODAFONE AND TANGO SIGN STRATEGIC PARTNERSHIP IN LUXEMBOURG

Vodafone and Tango, one of the leading Telecom operators in Luxembourg, today jointly announced that they have signed a Partner Market agreement. This partnership further strengthens the existing relationship between Vodafone and Belgacom, Tango’s parent company.

Under the terms of this Agreement, Tango will have access to specific Vodafone knowledge and expertise in supply chain management, benefit from the acquisition of enterprise customers from multi-national companies, and gain from superior inter-working between networks together with technology development.

As part of a phased roll-out, the partnership with Vodafone will provide Tango customers with improved voice and data roaming access across Vodafone’s global network. In turn, Vodafone will be able to use Tango’s advanced 3G network to offer its customers a number of services, which utilise ‘home’ network capabilities.

Furthermore, the Agreement provides for the introduction by Tango of a range of Vodafone branded Products and Services in addition to its current product portfolio.

Commenting on the Agreement, Hatem Dowidar, CEO, Vodafone Partner Markets, said:

“This strategic partnership with Tango further strengthens our successful relationship with Belgacom and enables us to continue to promote our brand in the Luxembourg market.  The new agreement delivers considerable roaming benefits and our Global Enterprise customers will enjoy a full integrated offering.”

Didier Rouma, CEO, Tango Mobile S.A. said: “We are very pleased that Vodafone is extending its partnership with Belgacom through the deal with Tango in Luxembourg. Vodafone’s international presence will allow Tango to offer new Vodafone products and services to its local market while enhancing our international roaming proposition throughout Vodafone’s global footprint. Furthermore, using Belgacom’s new Enterprise Business Unit in Luxembourg, Vodafone will be able to rely on Tango’s expertise to welcome their both existing and new Global Enterprise customers.”

Vodafone’s agreement with LuxGSM, its previous partner in Luxembourg, has recently come to an end.

- ends -

For further information:

Vodafone Group Plc

Media Relations

Telephone: +44 (0) 1635 664444

Investor Relations

Telephone: +44 (0) 1635 664447

Tango

Violette Montagnese

Communication Manager

Telephone: +352 77 71 01

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About Tango

Tango Mobile SA Luxembourg, member of the Belgacom Group, is a well established mobile network operator in Luxembourg, with a fixed line presence. With 238,000 mobile customers and 39% share of the mobile market, Tango Mobile SA Luxembourg is the first mobile alternative player in Luxembourg. For further information, please visit www.tango.lu.

About Belgacom

 The Belgacom Group [Euronext: BELG]. Combining its strong background as the national telecoms operator and the multiples talents of its teams, Belgacom Group is the principal supplier of integrated telecommunications services in Belgium. As a result of our continuous investments in leading-edge technology, we are able to offer our clients high-capacity solutions on all networks, fixed or mobile. At the forefront of technology, we provide our clients, private or professional, with telephone, internet and television services, at every moment of the day, wherever the place, and whatever type of equipment is being used.

For the fiscal year ending 31 December 2008, the Group posted a total revenue of €5.97 billion and a net operating profit before depreciation and amortization (EBITDA) of €1.99 billion.

More info: www.belgacom.com

TELEFÓNICA AND VODAFONE ANNOUNCE MILESTONE
PAN EUROPEAN COLLABORATION

•     Companies to share network infrastructure in Germany, Spain, Ireland and the UK with detailed discussions ongoing in the Czech Republic

•     Agreements anticipated to deliver cost efficiencies of hundreds of millions of pounds for each company over 10 years

•     Further savings in related areas being explored

Madrid & Newbury, 23 March 2009. – Telefónica and Vodafone, two of the world’s largest telecommunications operators, today announce a wide-ranging strategic programme to share mobile network assets across selected European operations.

As part of the collaboration, Telefónica and Vodafone are actively exploring opportunities to cooperate in related areas such as the provision of transmission services.

Telefónica and Vodafone will use the agreements to aid the roll out of their respective networks, enhancing service quality for customers in the longer term. The agreements will also reduce the environmental impact of both companies’ roll out activities, due to the consolidation of existing sites and joint build of new sites.

The programme is expected to deliver significant business benefits in the process, including the generation of cost savings amounting to hundreds of millions of pounds for both companies over the next 10 years.

The infrastructure sharing initiatives are broadly expected to enable both companies to

–    Offer enhanced quality of service levels within the network footprint to improve customers’ mobile experience as well as support the delivery of services such as mobile broadband to a greater number of customers across a wider coverage area

–    Reduce the environmental impact of the network by lowering the number of sites required by each company

–    Reduce network operating costs

–    Continue to manage their traffic independently

–    Jointly build new sites where opportunities exist

Matthew Key, CEO of Telefónica Europe, commented: “In a fast changing business climate, operators need to look at different ways to serve customers both now and in the future. This industry-leading collaboration means that Telefónica and Vodafone will continue to compete strongly against each other in local markets, while giving our customers enhanced mobile coverage in more places, using fewer mast sites. This will also create significant benefits for Telefónica shareholders. We are actively exploring additional areas for cooperation and, by reducing our costs in areas of the business that customers don’t see, we can ensure that we invest in areas they truly value.

Michel Combes, CEO, Vodafone Europe, said: “Vodafone has led the market in developing effective network sharing business models, and continues to drive the scale and scope of such agreements. This is a further example of Vodafone’s ongoing commitment to deliver the highest levels of service quality for our customers while delivering greater cost efficiencies to the business. This move will enable us to focus our resources on developing more innovative and market leading services while delivering on our pledge to reduce the environmental impact of our network roll out.”

Delivering Benefits to Customers

Under the programme, customers in these selected markets can expect to benefit from long-term improvements to coverage, particularly for services such as mobile broadband. By reducing network costs, both companies will be able to continue to invest in developing innovative products and services for customers.

The joint building of new sites and/or consolidation of existing 2G and 3G mast sites, with one site housing the equipment of both companies where previously two would have been used, is expected to lead to a significant reduction in the total number of masts in operation and reduced environmental impact, compared to both companies expanding their networks separately.

The collaboration will also enable both companies to enhance service quality within the network footprint at a faster rate than before, and help to deliver services such as mobile broadband to a wider population.

Shared efficiencies

Where opportunities exist, long-term cost and operational efficiencies will be realised through jointly building new sites and consolidating existing masts and antennas.

There will be reduced capital and operating expenditure arising from the fewer number of sites required, with significant savings anticipated by both companies over 10 years.

In addition, further areas of co-operation are actively being explored on a market by market basis, such as sharing of transmission infrastructure, among others.

Further Detail :

Germany: Both companies to share existing 2G and 3G sites. Shared masts can also be used for microwave backhaul.

Ireland: Both companies to open all network sites for sharing by the other party. New build will also be conducted jointly where roll-out plans are aligned.

Spain: Both companies to extend existing site share agreement from 2007, which includes the shared usage of power, cabinets and mast. To date 2,200 sites are shared under this agreement. During 2009 and 2010 additional sites will be included.

UK: Both companies to focus on joint build of new sites and consolidation of existing 2G and 3G sites.

-ends-

NOTES TO EDITORS

Principles of network sharing: In the UK and Ireland, the elements of the network to be shared include: masts, antennas, sites, cabinets and power supply. The network electronics Nodes B (3G), BTS (2G) and the radio network controllers which are linked to the core network are to remain independent. In Germany and Spain, masts and cabinets are shared, along with power supply.

About Vodafone

The Vodafone Group is the world’s leading international mobile communications group with approximately 289 million proportionate customers as of 31 December 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com.

About Telefónica

Telefónica is one of the world’s largest telecommunications operators by market capitalisation. Its activities are centred mainly on the fixed and mobile telephony businesses, while its broadband business is the key growth driver underpinning both. It operates in 24 countries and has a global customer base of 260 million. Telefónica’s growth strategy is focused on the markets in which it has a strong foothold: Spain, Europe and Latin America. Telefónica is a 100% private company, with more than 1.5 million direct shareholders.

Vodafone Group Contacts:

Vodafone Group	Vodafone Group
Media Relations	Investor Relations
Tel: +44 (0) 1635 664444	Tel: +44 (0) 1635 664447

Telefónica S.A. Contacts:

David Nicholas	Miguel Garzón
Director of Communications	Director of International Communications
Telefónica Europe plc	Telefónica, S.A.
david.nicholas@o2.com	magarzon@telefonica.es
t: +44 (0) 771 575 9176	t : +34 91 482 36 28

Vodafone Disclaimer:

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s expectations and future performance resulting from the proposed transaction. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. In particular, such forward-looking statements include, but are not limited to, statements with respect to expected network rollout and coverage, product and service offerings, network performance, the realisation of cost and operational efficiencies and associated cost savings, reductions in capital and operating expenditure, reductions in masts and the expected number of shared sites. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, risks involving Vodafone’s ability to realise the expected benefits associated with the transaction, the impact of legal or other proceedings, and continued growth in the market for mobile services and general economic conditions in Europe, in particular the UK and Ireland. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal Risk Factors and Uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2008 and “Other Information – Forward-Looking Statements” in Vodafone Group Plc’s Half-Year Financial Report for the six months ended 30 September 2008. No assurances can be given that the forward-looking statements in this press release will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

Telefónica Disclaimer

This document contains statements that constitute forward looking statements of the Company or its management, including statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this communication. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this communication including without limitation changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s prospectus as well as periodic filings made with the relevant financial regulatory authorities.

25 March 2009

VODAFONE AND DTAC SIGN STRATEGIC PARTNERSHIP

Vodafone and dtac, one of Thailand’s leading telecom operators, today jointly announced that they have signed a Partner Market agreement. The exclusive strategic partnership will help both companies to better serve the needs of their respective customers in Thailand.

Under the terms of this agreement, dtac will have exclusive access to Vodafone’s range of products, devices and services in Thailand and will be able to draw on Vodafone’s experience in supply chain management, technology development, the acquisition of enterprise customers as well as improved inter-working between networks.

As part of a phased roll-out, Vodafone will be able to use dtac’s network to offer seamless voice and data roaming for its customers visiting Thailand through the use of ‘home’ network capabilities. The two companies will cooperate to provide additional support to Vodafone Global Enterprise customers, many of whom have a presence in Thailand. In turn, Vodafone will provide dtac customers with improved voice and data roaming access across 67 countries.

Hatem Dowidar, CEO, Vodafone Partner Markets, commented: “Through this agreement with dtac, Vodafone will strengthen its presence and brand recognition across Asia and extend its product range to a key market. Mobile usage in Thailand is growing steadily and more of our customers require enhanced roaming services to and from the region.”

Underlining the benefits of the partnership, Tore Johnsen, CEO of dtac, said: “This partnership with Vodafone will enable our customers to benefit from joining one of the world’s leading international mobile networks, whilst maintaining the advantages of being a local operator, supporting our strategy to best serve Thailand’s population. This alliance will bring substantial benefits to our customers and shareholders, becoming a catalyst for expanding our service portfolio and improving our operational efficiency.”

The addition of Thailand to its Partner Markets complements Vodafone’s strong Asian presence. Across Asia, Vodafone has Partner Market agreements in Singapore, Hong Kong, Japan, Malaysia and Sri Lanka, with additional equity investments in India, Australia, New Zealand, China and Fiji.

- ends -

For further information:

Vodafone Group Plc

Media Relations

Telephone: +44 (0) 1635 664444

Investor Relations

Telephone: +44 (0) 1635 664447

dtac

Media Relations

Telephone: +66 8 16552173

Investor Relations

Telephone: +66 2 202 8882

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About dtac

Total Access Communication Public Company Limited, or ‘dtac’, is one of the leading mobile operators in Thailand with nearly 19 million subscribers. Founded in August 1989, dtac has since then played a leading role in the local mobile telecommunication market, gaining considerable brand presence and market share. It delivers high quality, excellent value and innovative mobile communications services to customers. For more information, please visit www.dtac.co.th/english

30 March 2009

VODAFONE UK RE-BRANDS CENTRAL TELECOM TO DRIVE UNIFIED COMMUNICATIONS

Vodafone UK today announces that Central Telecom will become part of its UK business, following its acquisition in December 2008.

Central Telecom, which will re-brand as Vodafone from 30 March, has specific expertise in IP telephony, voice, managed services and converged voice and data services, exploiting the latest technologies and delivering tailored communications solutions to meet customers’ specific requirements. It has implemented solutions in more than 6,000 organisations in the UK and manages more than 700,000 customers ranging from small to medium sized businesses, ‘blue chip’ corporate companies and public sector organisations.

The move is a further significant step in Vodafone UK’s evolution from a mobile-focused company to leading and growing unified communications. Central Telecom brings complementary skills and technologies to augment the solutions Vodafone UK already provides to customers including secure remote access, mobilised business applications and security at network and device level, as well as managed services and consultancy.

Vodafone UK completed the acquisition of Central Telecom in December, for cash consideration of approximately £18.5 million.

- ends -

About Vodafone UK

Vodafone UK has 19 million customers and is part of the world’s leading international mobile telecommunications Group, offering a wide range of voice and data communications. The company is committed to providing mobile solutions that allow both consumer and business customers to make the most of now. In addition, Vodafone connects customers across the globe with roaming agreements worldwide. It provides 3G roaming in 29 countries and offers great roaming value with Vodafone Passport. For more information, please visit www.vodafone.co.uk.

For further information please contact:

Ben Taylor

Vodafone UK External Communications

01635 666777

groupmediarelations@vodafone.com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 February 2009

Number of ordinary shares transferred:	1,220

Highest transfer price per share:	126.2p

Lowest transfer price per share:	122.65p

Following the above transfer, Vodafone holds 5,328,012,745 of its ordinary shares in treasury and has 57,806,112,645 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,478,099,900 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,478,099,900. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 March 2009

Number of ordinary shares transferred:	4,913,723

Highest transfer price per share:	125.2p

Lowest transfer price per share:	125.2p

Following the above transfer, Vodafone holds 5,323,099,022 of its ordinary shares in treasury and has 52,483,022,840 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 March 2009

Number of ordinary shares transferred:	22,130

Highest transfer price per share:	120.8p

Lowest transfer price per share:	120.8p

Following the above transfer, Vodafone holds 5,323,076,892 of its ordinary shares in treasury and has 52,483,044,970 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 March 2009

Number of ordinary shares transferred:	24,628

Highest transfer price per share:	117.95p

Lowest transfer price per share:	117.95p

Following the above transfer, Vodafone holds 5,323,052,264 of its ordinary shares in treasury and has 52,483,085,234 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 March 2009

Number of ordinary shares transferred:	507,240

Highest transfer price per share:	117.07p

Lowest transfer price per share:	115.75p

Following the above transfer, Vodafone holds 5,322,545,024 of its ordinary shares in treasury and has 52,483,611,736 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 17 March 2009 by Computershare Trustees Limited that on 11 March 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 117.07p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	214
Michel Combes	214
Matthew Kirk	214
Terry Dean Kramer	214
Stephen Roy Scott	214

*Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 March 2009

Number of ordinary shares transferred:	60,107

Highest transfer price per share:	124.1p

Lowest transfer price per share:	124.1p

Following the above transfer, Vodafone holds 5,322,484,917 of its ordinary shares in treasury and has 52,483,760,050 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 March 2009

Number of ordinary shares transferred:	28,492

Highest transfer price per share:	124p

Lowest transfer price per share:	124p

Following the above transfer, Vodafone holds 5,322,456,425 of its ordinary shares in treasury and has 52,483,788,542 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised today that Mr Luc Vandevelde, a non-executive Director of the Company, acquired on 24 March 2009 an interest in 32,500 Ordinary shares of U.S.$0.11 3/7 each in the Company at the price of 120.25p per share. Mr Vandevelde’s total interest following this transaction is 50,000 Ordinary shares.

Stephen Scott

Group General Counsel and Company Secretary

Vodafone Group Plc (“the Company”)

Further to an announcement made earlier today concerning the purchase of 32,500 Ordinary Shares of US$0.11 3/7 each in the Company at the price of 120.25p per share by Mr Luc Vandevelde, I have to inform you that Mr Vandevelde’s total interest following the transaction is 72,500 and not 50,000 as stated previously.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 March 2009

Number of ordinary shares transferred:	27,871

Highest transfer price per share:	119.95p

Lowest transfer price per share:	119.95p

Following the above transfer, Vodafone holds 5,322,428,554 of its ordinary shares in treasury and has 52,483,830,344 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 March 2009

Number of ordinary shares transferred:	17,453

Highest transfer price per share:	120p

Lowest transfer price per share:	120p

Following the above transfer, Vodafone holds 5,322,411,101 of its ordinary shares in treasury and has 57,806,283,716 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,483,872,615 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,483,872,615. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 6, 2009	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
Title: Group General Counsel and Company
Secretary